Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

February 19, 2015

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
485(a) on Post-Effective Amendment No. 2 to Form N-4 Registration Statement
(File No. 333-189435)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
485(a) on Post-Effective Amendment No. 2 to Form N-4 Registration Statement
(File No. 333-189436)

Dear Ms. White:

The above-referenced Post-Effective Amendment filings were made on February 19, 2015 (accession number is 0001193125-15-053633 and 0001193125-15-053661, respectively). Enclosed is a courtesy copy of the Transamerica Variable Annuity O-Share variable annuity prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY). The following are the changes we have made:

•	Addition of two new Riders (Retirement Income Max® 2.0 and Retirement Income Choice® 2.0);
•	Rate Sheet approach for Retirement Income Max Rider® 2.0
•	Closure of the Retirement Income Max® and Retirement Income Choice® 1.6
•	Withdrawal Percentage Changes to Retirement Income Max® Rider
•	Special Service Fee increase
•	Removal of Fund Facilitation Fee on TA BlackRock Global Allocation subaccount

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Transamerica Variable Annuity O-Share product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Alison Ryan

Vice President and

Associate General Counsel

Investments and Retirement Division

Transamerica Life Insurance Company and

Transamerica Financial Life Insurance Company

Enclosures